Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Polycom, Inc.

(Commission File No. 000-27978)

Mitel + Polycom:
Creating a Complete Communications and Collaboration Market Leader
Mitel Briefing for Industry Analysts
April 2016
Not For Distribution

Safe Harbor Statement
Forward Looking Statements
Some of the statements in this document are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.
2 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

Non-GAAP Financial Measurements
In an effort to provide investors with additional information regarding the company’s results as determined by generally accepted accounting principles (GAAP), the company also discusses, in its earnings press release and earnings presentation materials, the following Non-GAAP information which management believes provides useful information to investors. Mitel provides a reconciliation between GAAP and non-GAAP financial information in our quarterly results announcements and in the supplemental slides used in conjunction with the company’s quarterly call. This information is available on our website at www.mitel.com under the “Investor Relations” section http://investor.mitel.com/events.cfm.
Non-GAAP Financial Measures
This presentation includes references to non-GAAP financial measures including Adjusted EBITDA, non-GAAP net income, non-GAAP operating expenses, non-GAAP Revenues and non-GAAP Gross Margin. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. We use these non-GAAP financial measures to assist management and investors in understanding our past financial performance and prospects for the future, including changes in our operating results, trends and marketplace performance, exclusive of unusual events or factors which do not directly affect what we consider to be our core operating performance. Non-GAAP measures are among the primary indicators management uses as a basis for our planning and forecasting of future periods. Investors are cautioned that non-GAAP financial measures should not be relied upon as a substitute for financial measures prepared in accordance with generally accepted accounting principles. Please see the reconciliation of non-GAAP financial measures to the most directly comparable U.S. GAAP measure attached to our quarterly results announcement. Mitel completed the acquisition of Mavenir Systems Inc. on April 29, 2015. “As reported” results in our quarterly results announcement and the attached tables refer to the U.S. GAAP results of Mitel, which include the results of Mavenir from the date of acquisition. Pro-forma results reflect the results of the company as if it had been fully combined with Mavenir Systems for the full presented period. Non-GAAP Revenues and non-GAAP Gross Margin have been adjusted to exclude the effect of purchase accounting. These adjustments have no impact on Mitel’s business or cash flows, but adversely affect the Company`s reported revenues and gross margin in the period following an acquisition. For a reconciliation of Mitel’s as-reported results to the pro-forma results and non-GAAP results, please see the tables attached to our quarterly announcement as well as the Form 8-K presenting combined historical results of Mitel and Mavenir filed with the SEC on August 6, 2015.
Constant Currency Estimates
Management refers to growth rates at constant currency or adjusting for currency so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of the company’s business performance. Financial results adjusted for currency are calculated by translating prior period activity in local currency using the current period currency conversion rate. This approach is used for countries where the functional currency is the local currency. Generally, when the US dollar either strengthens or weakens against other currencies, the growth at constant currency rates or adjusting for currency will be higher or lower than growth reported at actual exchange rates.
Annualized Exit Monthly Cloud Recurring Revenue
Annualized Exit Monthly Cloud Recurring Revenue is a leading indicator of our anticipated cloud recurring revenues. We believe that trends in revenue are important to understanding the overall health of our cloud business. Our Annualized Exit Monthly Cloud Recurring Revenue equals our Monthly Cloud Recurring Revenue multiplied by 12. Our Monthly Cloud Recurring Revenue equals the monthly value of all customer subscriptions in effect at the end of a given month. For example, our Monthly Recurring Subscriptions at December 31, 2015 were $9.66 million. As such, our Annualized Exit Monthly Cloud Recurring Revenue at December 31, 2015 were $115.9 million.
3 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

Additional Disclosures
No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
Important Information for Investors
In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Mitel and Polycom that also constitutes a Prospectus of Mitel (the “Joint Proxy Statement/Prospectus”). Mitel and Polycom plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF MITEL AND Polycom ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL, POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.
Participants in the Merger Solicitation
Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Mitel and Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s proxy circular for its 2015 Annual Meeting of Shareholders, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2015, and information regarding Polycom’s directors and executive officers is also included in Polycom’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015. These documents are available free of charge as described above.
4 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

+

Announcement Overview
Combines two global Enhanced platform for technology leaders profitable growth
Mitel has entered into definitive agreement to Revenue: Pro Forma $2.5 billion
Complete communications (as of CY2015)
acquire Polycom and collaboration portfolio EBITDA: approx. $350 million Pro Forma (as of CY2015)
Enhanced platform for
Net debt leverage: Significant reduction
profitable growth
for Mitel from 3.8x to 2.1x
Continue as Mitel Strong Polycom brand Transaction expected to close
Headquarters in Ottawa, To be retained and leveraged Q3 2016 Canada
6 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

Leadership Team
Rich McBee Steve Spooner
President and Chief Executive Officer Chief Financial Officer
7 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

Mitel’s Strategy to Consolidate and Converge
2011 x2 2015
$600 million revenue $1.2 billion revenue
Premises solutions Mobile, Cloud, Enterprise solutions
No video business Limited conference footprint
No cloud business #1 in global business cloud
No mobile business 130 mobile service providers: more than half of world’s top 20
No footprint in Fortune 500 Limited footprint in Fortune 500
Europe: Strong position #1 in Europe in two countries #3 North America
Top 10 total PBX globally #4 total PBX globally
8 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

We’re Doing it Again
+
2011 x2 2015 x2 2016*
$600 million revenue $1.2 billion revenue $2.5 billion revenue
Premises solutions Mobile, Cloud, Enterprise solutions Complete video & voice across Mobile, Cloud, Enterprise
No video business Limited conference footprint Leading positions in multiple markets, including video
No cloud business #1 in global business cloud #1 in global business cloud
No mobile business 130 mobile service providers: more Doubled # of mobile footprints than half of world’s top 20 since acquisition
No footprint in Fortune 500 Limited footprint in Fortune 500 82% of Fortune 500
Europe: Strong position #1 in Europe #1 in Europe in two countries #3 North America #3 North America
Significant presence in APAC
Top 10 total PBX globally #4 total PBX globally #4 total PBX globally
*Estimated and subject to closing of the Mitel-Polycom transaction
9 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

Compelling Strategic Business Rationale
Creates ONLY company the across Enterprise, Cloud and Mobile with all technology pieces to deliver
Seamless Communications
& Collaboration
Positions Mitel to lead convergence of voice and video segments across Enterprise, Cloud and Mobile Achieves immediate operational and financial scale Creates opportunity to address attractive video market with the #2 video brand in the world Delivers attractive installed customer base with 82% of Fortune 500 companies Extends geographic footprint by leveraging Polycom’s established presence in Asia-Pacific
10 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

Generating Attractive Potential Revenue Synergies
Adds installed customer base that includes over 82% of Fortune 500
Polycom sales to existing Mitel customers
Mitel sales to existing Polycom customers
Net new customers
Sale of Polycom endpoints through Mitel’s existing channels and existing customers Accounts for all voice desktop, voice conferencing, video conferencing and voice / video services
Sale of Mitel products through Polycom’s expansive channel footprint Addition of Polycom’s Fortune 500 customer base Includes on-premises, UC apps, Cloud, non-SIP phones, and associated services
Increase in conversion of sales leads because of native integration into product offering (Telephony + Video + Conferencing) Those interested in video collaboration across cloud and mobile environments (e.g., ViLTE)
11 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

Shared Vision
Collaboration
Enterprise Cloud
Mitel Polycom
Make Unleash the
communications power of human
and collaboration collaboration Mobile
seamless
12 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

Mitel Strategy – Build Growth Pillars on a Firm Foundation
Seamless Communications and Collaboration
Build growth OWN OWN
pillars 4G LTE / 5G Mobile The Enterprise Cloud
Grow business > 20% Grow business > 20%
Leverage video Video Maximize Private Cloud value in Managed Services the base Leverage Vertical Applications to Extend the Base
Foundation
Firm • Solid Revenue • Excellent Improvement in Gross Margin • Hardware to Software Transition foundation • Large Installed Base • Contact Center
13 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

Broadest Portfolio in Industry
Enterprise Cloud Mobile Group Video
Public, Hybrid, Private, Advanced Voice, Video
Collaboration Applications Huddle Rooms Mobile and Messaging
Contact Center SMB, Enterprise
Controllers and Gateways Boardrooms Applications or Service Provider
SaaS Embedded
Call Control Platforms Network Core Point-to-Point Communications
Business Phones 4G LTE, 5G, IoT, M2M
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Providing Unmatched Voice and Video Portfolio
Complete technology suite—sets combined company apart from competition
Voice Video
UC cloud services Mobile, Telco, Cable, VoLTE, Video cloud services VoWiFi, RCS
Cloud and Mobile
Desktop phones Conference phones Video endpoints
Open SIP Proprietary
SMB Enterprise
Voice Switching—PBX Video switching—MCU
15 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

Expanded Market Presence
By Region (% revenue) By People
4% Offices
+ Mitel 106
46%
50% Polycom 67
49%
15% Combined 173 offices 49% Employees
(approximate)
36% Mitel 4,400 25% Polycom 3,300
26%
Combined 7,700 employees
49%
Americas EMEA APAC
Revenues are calculated on a Pro Forma basis for CY 2015
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Leveraging Strong M&A Track Record and Integration Strategy
Successfully completed five acquisitions in five years Demonstrated ability to:
Identify and integrate large, complex acquisitions Achieve synergy realization and EBITDA growth Create value through M&A
Dedicated Integration Management Office (IMO) to lead integration Potential for further upside with longer-term transformational programs
$80M $23M of of realized synergies on synergies track for 2017
2013 2014 2015 2015
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Combined Company
Industry-leading market share in multiple categories
Conference Next-generation Business cloud IP/PBX extensions Videoconferencing Installed audio phones SIP sets communications in Europe
#1 #1 #1 #1 #2 #2
Strong presence In more than Nearly 9,000 Mobile Deep product More than 2,100 100+ countries, 82% of Fortune channel partners deployments in integration patents; 500 expand in APAC 500 companies 47 of world’s top with Microsoft patents pending 50 economies solutions
18 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

What You Will See From Mitel Prior to Close
It is business as usual, nothing changes
A small team will prepare for anticipated close in Q3 2016
Regulatory requirements, compliance, assessments, shareholder approvals, etc… required before the deal is closed
Staying focused is our formula
19 | ©2016 Mitel. Proprietary and Confidential. Not For Distribution

Q&A
Media Briefing for Industry Analysts April 2016 Not For Distribution